UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 100 North Field Drive, Suite 150 Lake Forest, IL 60045 847-295-8665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1 Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

John N. Kapoor

2 Check the Appropriate Box if a Member of a Group (See Instructions):

(a) /X/

(b) / /

3 SEC Use Only:

4 Source of Funds (See Instruction):

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6 Citizenship or Place of Organization:

USA

	7	Sole Voting Power:
		31,457,558
Number of Shares
Beneficially	8	Shared Voting Power:
Owned by		125,000
Each
Reporting	9	Sole Dispositive Power:
Person		31,457,558
With

	10	Shared Dispositive Power:
		125,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person:

31,582,558

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) //

13 Percent of Class Represented by Amount in Row (11):

27.6% based on 114,432,933 shares of common stock outstanding[1]

14 Type of Reporting Person (See Instructions):

IN

[1] Per Akorn, Inc. 10-K/A filed April 30, 2015.

Explanatory Note:

This Amendment No. 20 (the “Amendment”) to Schedule 13D amends and restates, where indicated, the statement on Schedule 13D, as previously amended, in relation to the beneficial ownership of Common Stock of the issuer.

This Amendment is being filed to clarify the ultimate beneficial ownership of the shares subject to this Amendment and to simplify the reporting with respect to such shares. All transactions and holdings reported in this Amendment pertain to the estate planning needs of Dr. John N. Kapoor (“Dr. Kapoor”). Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for Dr. Kapoor sets forth the aggregate number and percentage of common stock, no par value (the “Common Stock”), of Akorn, Inc. (“Akorn”) of which Dr. Kapoor is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which Dr. Kapoor has sole dispositive and voting power include the following:

(i) 511,483 shares of Common Stock owned directly by Dr. Kapoor, which amount includes 10,753 shares held pursuant to options exercisable currently or within sixty days of the date hereof;

(ii) 4,907,524 shares of Common Stock owned by the John N. Kapoor Trust dated September 20, 1989 (the “Trust”), of which Dr. Kapoor is the sole trustee and beneficiary;

(iii) 3,590,445 shares of Common Stock owned by EJ Funds LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc., a Delaware corporation, is the managing general partner (Dr. Kapoor serves as President and Chairman of the Board of the managing general partner and is its sole owner);

(iv) 4,427,462 shares of Common Stock owned by several trusts, the trustee of which is an employee of EJ Financial Enterprises, Inc. and the beneficiaries of which are Dr. Kapoor’s children and various other family members;

(v) 2,970,644 shares of Common Stock owned by EJ Financial / Akorn Management L.P., a Delaware limited partnership, of which Pharma Nevada, Inc., a Nevada corporation, is the managing general partner (Dr. Kapoor serves as President and Chairman of the Board of the managing general partner and is its sole owner);

(vi) 15,050,000 shares of Common Stock owned by Akorn Holdings, LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the managing general partner.

The shares of Common Stock reported on the Facing Page over which Dr. Kapoor has shared dispositive and voting power consists of 125,000 shares held by the John and Editha Kapoor Charitable Foundation (the “Foundation”). Dr. Kapoor shares voting and dispositive power of the shares held by the Foundation with his daughter.

(c)

On December 11, 2015, the Trust transferred 15,000,000 shares of Common Stock to Akorn Holdings, LP, in exchange for all of the limited partner units of Akorn Holdings, LP.

Simultaneously with the foregoing transaction, the Trust transferred 50,000 shares of Akorn Common Stock to EJ Financial Enterprises, Inc., which immediately transferred all of such shares to Akorn Holdings, LP, in exchange for all of the general partner units of Akorn Holdings, LP.

The foregoing transactions were undertaken for estate planning purposes. Dr. Kapoor retains sole voting and dispositive power over all shares of Common Stock involved in the transactions disclosed in this Item 5(c).

(d) Inapplicable.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2015	/s/ Dr. John N. Kapoor
Dr. John N. Kapoor